Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International
Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

24 October 2007

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

RECEIVED
2007 DEC 17 A 9:20

Mobistar continues to expand its customer base

Date: 23 october 2007 **Category:** Press releases / Financial

Brussels, 23 October 2007 - At the end of September 2007, the number of active Mobistar and VOXmobile customers had risen by 7.7 % compared with the same period one year earlier. This growth results from the success of the new range of segmented products and a series of partnerships. Regulatory pressure and tougher competition continue to influence the consolidated turnover, which fell by 2.5 % at the end of September 2007 compared with the end of September 2006.

On 30 September 2007, Mobistar S.A. had 3,241,622 active mobile customers - an increase of 5.2 % compared with 3,080,695 customers one year earlier. TempoMusic, one of the flagship products launched as part of a segmented approach, now has more than 500,000 customers. The customer base including MVNO cards now stands at 3,335,245. This partnership strategy has been a commercial success, with more than 90,000 customers for Telenet and Lycamobile. The number of Mobistar ADSL customers remains stable.

The share of postpaid customers in the customer base stood at 53.7 % at the end of September. The ARPU fell from 39.14 euros to 35.61 euros a month per active customer, representing a decrease of 9 % in one year. This decrease is due to the fall in mobile termination rates (MTR) and roaming rates, as well as increased pressure on prices, but it was partially covered by a rise in usage.

As a result, the total turnover of Mobistar S.A., which stood at 1,116 million euros at the end of September 2007, fell by 3.3 % compared with the previous year. Service revenues fell by 3.8 % in the first nine months to 1,078 million euros, compared with 1,120 million euros one year earlier.

The growth prospects of the Luxembourg operator VOXmobile forecast by Mobistar at the time of its acquisition have now been confirmed. On 30 September 2007, VOXmobile had 75,987 active mobile customers - an increase of 24 % compared with 61,162 active customers one year earlier. Since 2 July 2007, the turnover of the Luxembourg operator has been consolidated. The total turnover for the three months up to 30 September 2007 stood at 9.1 million euros, representing a growth of 7 % compared with the previous year. Service revenues rose by 4 % in three months to 7.7 million euros.

The consolidated turnover on 30 September 2007 amounted 1,125.1 million euros, 1,085.7 million euros of which came from telephony.

Within this context, Mobistar confirms both for turnover and net profit a slight decrease of 2 to 4 % for the financial year 2007 (the consolidation of VOXmobile included as of 2 July 2007).

Key figures

9 months at 30 September			
Key figures of Mobistar S.A.	9 M 2006	9 M 2007	Var.
Total active customers [(1)] (mobile telephony)	3,080,695	3,241,622	+5.2 %
Total turnover (mio €)	1,154	1,116	- 3.3 %
Total service revenues (mio €)	1,120	1,078	- 3.8 %
ARPU[2] (euro/month/active customer)	39.14	35.61	-9 %
Total active customers MVNO	2,197	93,623	-

3 months at 30 September			
Key figures of VOXmobile	*Q3 2006 Not consolidated*	Q3 2007	Var.
Total active customers (mobile telephony)	*61,162*	75,987	+24.2%
Total turnover (mio €)	*8.5*	9.1	+7 %

Total service revenues (mio €)	*7.4*	7.7	+4 %
ARPU[2] (euro/month/active customer)	*36.6*	35.9	- 2 %

9 months at 30 September			
Consolidated key figures of Mobistar	**9 M 2006**	**9 M 2007[(3)]**	**Var.**
Total active customers [(1)] (mobile telephony)	3,080,695	3,317,609	+7.7 %
Total turnover (mio €)	1,154	1,125.1	- 2.5 %
Total service revenues (mio €)	1,120	1,085.7	- 3.1 %

(1) The 'machine-to-machine' cards, as well as the MVNO cards are not included in the number of active customers.
(2) Monthly Average Revenue per User (rolling average of the previous 12 months).
(3) Consolidated figures for Mobistar = 9 M Mobistar S.A. and 3 M VOXmobile.

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Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium and Luxembourg, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential. The company develops innovative products and services for the residential and the business market. Mobistar is listed on the Brussels Stock Exchange and is part of the France Télécom group.

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END

For more information, please contact :
Patti Verdoodt –press service: +32 (0)495 55 96 26 – e-mail: press@mail.mobistar.be
Christophe Lemaître - Investor Relations: +32 (0)2 745 72 26 – e-mail: ir@mail.mobistar.be